Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K to which this exhibit is being filed, Gold Resource Corporation had one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, its common stock.  Following is a description of our common stock, which description is qualified in its entirety by reference to our Articles of Incorporation (“Articles of Incorporation”) and Amended and Restated Bylaws (“Bylaws”), each as amended, filed with this report and relevant provisions of the Colorado Business Corporation Act.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

The holders of our common stock are entitled to one vote for each share held of record and the holders of any fractional share are entitled to a corresponding fractional vote on all matters submitted to a vote of the shareholders, including the election of directors. Cumulative voting for directors is not permitted. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. There are no restrictions on the alienability of our common stock and there are no provisions discriminating against any existing or prospective holder of our common stock as a result of such holder owning a substantial amount of our securities. All outstanding shares of our common stock are fully paid and non-assessable.

We refer you to the “Anti-Takeover Provisions” subsection below for information regarding provisions that would delay, defer or prevent a change in control of our Company.

Anti-Takeover Provisions

Our Articles of Incorporation and our Bylaws include certain provisions that could delay, defer or prevent a change in control of our company. Among other things, our Articles of Incorporation and Bylaws:

●               permit  our Board of Directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

●                 provide that the authorized number of directors may be fixed from time to time by our board of directors;

●                  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

●                  provide that special meetings of our shareholders may be called only by our president, the board of directors, or the holders of not less than 10% of all shares entitled to vote at the meeting.

Moreover, pursuant to the laws of the State of Colorado, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders, which requirement could result in delays to or greater cost associated with a change in control of the Company.